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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                                CombiChem, Inc.
                             ---------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                      -----------------------------------
                        (Title of Class of Securities)

                                  20009P-10-3
                               -----------------
                                (CUSIP Number)

                           Donald P. McAviney, Esq.
                      E.I. du Pont de Nemours and Company
                              DuPont Pharma, Inc.
                              1007 Market Street
                          Wilmington, Delaware 19898
                                 302-774-9564

                                  Copies to:
                             Justin P. Klein, Esq.
                    Ballard Spahr Andrews & Ingersoll, LLP
                        1735 Market Street, 51st Floor
                       Philadelphia, Pennsylvania 19103
                                 215-864-8606
                              ------------------
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               November 12, 1999
                               -----------------
                             (Date of Event which
                      Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.                                                              [_]
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CUSIP No. 20009P-10-3

1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     E.I. du Pont de Nemours and Company

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [  ]
     (b) [  ]

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     N/A

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                      [  ]

6)   Citizenship or Place of Organization

     Delaware

   Number of        (7)   Sole Voting Power

 Shares Bene-             - 0 -

   ficially         (8)   Shared Voting Power

  Owned by                See Item 5

 Each Report-       (9)   Sole Dispositive Power

  ing Person              - 0 -

    With            (10)  Shared Dispositive Power

                          See Item 5

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 5

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                       2
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     (See Instructions)                                 [  ]

13)  Percent of Class Represented by Amount in Row (11)

     100%

14)  Type of Reporting Person (See Instructions)

     CO

CUSIP No. 20009P-10-3

1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     DuPont Pharma, Inc.

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [  ]
     (b) [  ]

3)   SEC Use Only

4)   Source of Funds (See Instructions)

     WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                       [  ]

6)   Citizenship or Place of Organization

     Delaware

   Number of      (7)   Sole Voting Power

 Shares Bene-           - 0 -

  ficially        (8)   Shared Voting Power

  Owned by              See Item 5

 Each Report-     (9)   Sole Dispositive Power



                                       3
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 ing Person             - 0 -

   With           (10)  Shared Dispositive Power

                        See Item 5

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 5

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                 [  ]

13)  Percent of Class Represented by Amount in Row (11)

     100%

14)  Type of Reporting Person (See Instructions)

     CO

     This Amendment No. 2 to Schedule 13D (which constitutes the Final Amendment) amends and supplements the Schedule 13D originally filed on October 15, 1999, as amended and supplemented by Amendment No. 1 filed on November 9, 1999 (the "Schedule 13D") relating to a tender offer by DPC Newco, Inc. ("Offeror"), a Delaware corporation and a wholly owned subsidiary of DuPont Pharma, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of E.I. du Pont de Nemours and Company ("Parent"), a Delaware corporation, to purchase all of the outstanding shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock") of CombiChem, Inc. (the "Company"), a Delaware corporation, at $6.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchaser, dated October 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and the subsequent merger (the "Merger") of Offeror with and into the Company upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of October 5, 1999, by and among Parent, Offeror and the Company (the "Merger Agreement").

ITEM 4.  PURPOSE OF TRANSACTION.

     (See Item 5)


                                       4
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ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Item 4 and Items 5(a)-(c) are hereby amended and supplemented by the addition of the following information:

     On November 12, 1999, pursuant to the terms and conditions of the Merger Agreement, Offeror was merged with and into the Company such that the Company became a wholly owned subsidiary of Purchaser. By virtue of the Merger, each Share (other than Shares held by the Company or Parent or any of their respective subsidiaries and other than Shares held by stockholders, if any, who perfect their appraisal rights under the Delaware General Corporation Law) was converted into the right to receive $6.75 in cash, without interest thereon. Each share of the common stock, par value $1.00 per share, of Offeror was, by virtue of the Merger, converted into one share of Common Stock of the Company. As a result of the Merger, Purchaser now beneficially owns 100% of the outstanding shares of Common Stock of the Company.

                                       5
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 22, 1999

                              E.I. DU PONT DE NEMOURS AND COMPANY



                              By: /s/ Susan M. Stalnecker
                                  ______________________________________
                              Name:   Susan M. Stalnecker
                              Title:  Vice President and Treasurer

                              DUPONT PHARMA, INC.



                              By: /s/ Susan M. Stalnecker
                                  ______________________________________
                              Name:   Susan M. Stalnecker
                              Title:  President